UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-31221

Total number of pages: 63

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: July 26, 2013	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the three months ended June 30, 2013
2.	Results for the first three months of the fiscal year ending March 31, 2014

Earnings Release	July 26, 2013
For the Three Months Ended June 30, 2013	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Norihiro Demizu, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	August 1, 2013
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Three Months Ended June 30, 2013 (April 1, 2013 - June 30, 2013)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.
Three months ended June 30, 2013	1,113,573	3.9%	247,470	(5.8)%	252,484	(4.7)%	158,009	(3.8)%
Three months ended June 30, 2012	1,072,281	2.4%	262,627	(1.9)%	264,814	(2.0)%	164,298	3.5%

(Note)	Comprehensive income attributable to NTT DOCOMO, INC.:	For the three months ended June 30, 2013:	185,232 million yen	0.5%
		For the three months ended June 30, 2012:	184,356 million yen	11.2%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.		Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Three months ended June 30, 2013	3,810.42	(yen)	—
Three months ended June 30, 2012	3,962.08	(yen)	—

(Percentages above represent changes compared to the corresponding previous quarterly period)

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
June 30, 2013	7,094,653	5,469,799	5,429,298	76.5%	130,928.67 (yen)
March 31, 2013	7,169,725	5,410,565	5,368,475	74.9%	129,461.91 (yen)

(Note)	The reported consolidated financial statements for the fiscal year ended March 2013 have been revised for the retrospective application of equity method for an investee, please see “3.(4) Retrospective application of equity method for an investee” on page 16.

2. Dividends

	Cash Dividends per Share (yen)
Date of Record	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2013	—	3,000.00	—	3,000.00	6,000.00
Year ending March 31, 2014	—
Year ending March 31, 2014 (Forecasts)		3,000.00	—	30.00	—

(Note 1)	Revisions to the forecasts of dividends: None
(Note 2)	Dividend forecasts for the fiscal year ending March 31, 2014, take into account a 1:100 stock split with the effective date of October 1, 2013.
If adjusted to reflect the number of shares prior to the stock split, the forecast of year-end dividend amount and the forecast of total dividend amount will be equivalent to ¥3,000 and ¥6,000, respectively.
For further information, please see “Explanation for forecasts of operations and other notes.”

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2014 (April 1, 2013 - March 31, 2014)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Six months ending September 30, 2013	—	—	—	—	—	—	—	—	—
Year ending March 31, 2014	4,640,000	3.8%	840,000	0.3%	850,000	2.0%	510,000	3.9%	122.99	(yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note 1)	Revisions to the forecasts of consolidated financial results: None
(Note 2)	Basic Earnings per Share attributable to NTT DOCOMO, INC. for the fiscal year ending March 31, 2014, takes into account a stock split.
For further information, please see “Explanation for forecasts of operations and other notes.”
(Note 3)	The reported forecasts of percentages of “Net Income Attributable to NTT DOCOMO, INC.” and “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2014 have been revised for the retrospective application of equity method for an investee, please see “3.(4) Retrospective application of equity method for an investee” on page 16.

* Notes:

(1) Changes in significant subsidiaries	None
(Changes in significant subsidiaries for the three months ended June 30, 2013 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting	None

(3) Changes in accounting policies	None
i. Changes due to revision of accounting standards and other regulations:
ii. Others:	None

(4) Number of issued shares (common stock)
i. Number of issued shares (inclusive of treasury stock):	As of June 30, 2013:	43,650,000 shares
	As of March 31, 2013:	43,650,000 shares

ii. Number of treasury stock:	As of June 30, 2013:	2,182,399 shares
	As of March 31, 2013:	2,182,399 shares

iii. Number of weighted average common shares outstanding:	For the three months ended June 30, 2013:	41,467,601 shares
	For the three months ended June 30, 2012:	41,467,601 shares

* Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

* Explanation for forecasts of operations and other notes:

1. Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2014, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2014” on page 11 and “5. Special Note Regarding Forward-Looking Statements” on page 20, contained in the attachment.

2. Forecasts for financial results and dividends after stock split

We resolved at a meeting of the Board of Directors held on April 26, 2013, that the common stock will be split 1:100, and the trading unit of the stock will be 100 shares with an effective date of October 1, 2013. If calculated prior to consideration of the stock split, Basic Earnings per Share Attributable to NTT DOCOMO, INC. and dividend forecast for the fiscal year ending March 31, 2014 are as follows.

(1) Consolidated Business Results Forecast for the Year ending March 31, 2014

Basic Earnings per Share Attributable to NTT DOCOMO, INC. ¥12,298.76

(2) Dividends forecast for the year ending March 31, 2014

Six months ending September 30, 2013 : ¥3,000.00 (Note 1)

Year ending March 31, 2014: ¥3,000.00 (Note 2)

(Note 1)	Dividends at the end of the first half will be paid according to the number of shares held prior to the implementation of the stock split.
(Note 2)	The amount of the dividend has been calculated on a pre-split basis.
(Note 3)	The full-year dividend for the fiscal year ending March 31, 2014 (pre-split basis) will be equivalent to ¥6,000.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Three Months Ended June 30, 2013

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

Amid a major transition driven mainly by the rapid proliferation of smartphones, the competition in Japan’s mobile telecommunications market remains intense due to active movement of subscribers using the Mobile Number Portability (MNP) system and other factors.

Under these market conditions, based on our Medium-Term Vision 2015: “Shaping a Smart Life,” we have taken steps for the reinforcement of our core mobile business and worked on the expansion of new non-core businesses to create new values, thereby supporting the everyday lives of our customers and businesses to impart a sense of safety, security, convenience and efficiency as a “Partner for a Smart Life.”

In the fiscal year ending March 31, 2014, we are focusing on the “expansion of smartphone user base” and “creation of new revenue sources leveraging “docomo cloud” while moving ahead with the “structural reforms for the reinforcement of managerial foundation.”

During the three months ended June 30, 2013, we conducted product promotion clearly presenting our recommended models, and worked to further enrich the content offered on the “dmarket” portal in an effort to further expand the uptake of smartphones.

As part of the initiatives aimed at creating new revenue sources, we commenced studies for the launch of a new travel service on the “dmarket” portal jointly with JTB Corp. We have also pursued tie-ups with various companies and agreed on a business/capital alliance with Pioneer Corporation for the development of new cloud-based services targeting car drivers, etc.

Furthermore, we have accelerated our structural reform programs to solidify our managerial foundation, newly establishing the Smart-life Business Division in July 2013 integrating the former separate business units that had been engaged in various new non-core businesses.

As a result of the foregoing, for the three months ended June 30, 2013, voice revenues in our mobile communications services decreased by ¥67.1 billion due mainly to the impacts of penetration of the “Monthly Support” discount program and a decrease in MOU (Minutes Of Use). On the other hand, packet revenues increased by ¥7.5 billion due to an increase in the number of Xi subscriptions and a growth in the user base of smartphones as a result of our active sales promotion. Equipment sales revenues grew by ¥63.6 billion due to an increase in wholesale price per unit and an increase in the number of handsets sold to agent resellers. Other operating revenues grew by ¥37.3 billion owing mainly to a favorable expansion of our new business fields and other measures. Consequently, we recognized operating revenues of ¥1,113.6 billion (an increase of ¥41.3 billion from the same period of the previous fiscal year).

Despite our promotion of cost efficiency improvement toward the goal of further strengthening our management structure, operating expenses increased by ¥56.4 billion from the same period of the previous fiscal year to ¥866.1 billion due mainly to increased costs for measures aimed to expand new business fields as well as increased costs of equipment sold due to an increase in the purchase price per handset and the number of handsets sold to agent resellers.

DOCOMO Earnings Release	Three Months Ended June 30, 2013

As a result of the foregoing, we recorded operating income of ¥247.5 billion (a decrease of ¥15.2 billion from the same period of the previous fiscal year).

Income before income taxes and equity in net income (losses) of affiliates was ¥252.5 billion, and net income attributable to NTT DOCOMO, INC. was ¥158.0 billion (a decrease of 6.3 billion from the previous fiscal year).

Consolidated results of operations for the three months ended June 30, 2013 and 2012 were as follows:

<Results of operations>

	Billions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)
Operating revenues	¥1,072.3	¥1,113.6	¥41.3	3.9%
Operating expenses	809.7	866.1	56.4	7.0

Operating income	262.6	247.5	(15.2)	(5.8)
Other income (expense)	2.2	5.0	2.8	129.3

Income before income taxes and equity in net income (losses) of affiliates	264.8	252.5	(12.3)	(4.7)
Income taxes	102.0	96.3	(5.7)	(5.6)

Income before equity in net income (losses) of affiliates	162.8	156.2	(6.6)	(4.1)
Equity in net income (losses) of affiliates, net of applicable taxes	(0.8)	0.5	1.3	—

Net income	161.9	156.6	(5.3)	(3.3)
Less: Net (income) loss attributable to noncontrolling interests	2.4	1.4	(1.0)	(41.9)

Net income attributable to NTT DOCOMO, INC.	¥164.3	¥158.0	¥(6.3)	(3.8)

EBITDA margin*	39.6%	37.8%	(1.8)point	—

ROCE before tax effect*	4.9%	4.4%	(0.5)point	—

ROCE after tax effect*	3.0%	2.7%	(0.3)point	—

*	EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 19.

DOCOMO Earnings Release	Three Months Ended June 30, 2013

<Operating revenues>

	Billions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)
Mobile communications services	¥809.5	¥749.9	¥(59.6)	(7.4)%
- Voice revenues	342.1	274.9	(67.1)	(19.6)
- Packet communications revenues	467.4	474.9	7.5	1.6
Equipment sales	148.8	212.5	63.6	42.8
Other operating revenues	114.0	151.2	37.3	32.7

Total operating revenues	¥1,072.3	¥1,113.6	¥41.3	3.9%

Notes:

1.	Voice revenues include data communications revenues through circuit switching systems.
2.	Certain reclassifications have been made to “Operating revenues” for the same period of the previous fiscal year to conform to the presentation used for the three month ended June 30, 2013.

<Operating expenses>

	Billions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)
Personnel expenses	¥71.8	¥72.0	¥0.1	0.2%
Non-personnel expenses	506.5	550.3	43.8	8.6
Depreciation and amortization	157.5	166.6	9.2	5.8
Loss on disposal of property, plant and equipment and intangible assets	9.7	14.1	4.4	45.8
Communication network charges	54.4	53.1	(1.3)	(2.4)
Taxes and public dues	9.8	10.0	0.2	2.4

Total operating expenses	¥809.7	¥866.1	¥56.4	7.0%

ARPU and MOU

We newly introduced “Smart ARPU” as a performance indicator that is specifically designed to reflect revenues from new business fields, in addition to conventional “Voice ARPU” and “Packet ARPU” indicators, in the second quarter of the fiscal year ended March 31, 2013.

<Trend of ARPU and MOU>

	Yen
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)
Aggregate ARPU*	¥4,930	¥4,610	¥(320)	(6.5)%
Voice ARPU	1,900	1,470	(430)	(22.6)
Packet ARPU	2,660	2,680	20	0.8
Smart ARPU	370	460	90	24.3

MOU* (minutes)	119	109	(10)	(8.4)%

Note:

With the introduction of “Smart ARPU,” “Aggregate ARPU” includes “Smart ARPU.” Some elements (revenues from content and other services) included in conventional “Packet ARPU” for the three months ended June 30, 2013 have been retroactively reclassified into “Smart ARPU.” The impact of the reclassification is ¥90.

*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 18 for definition and calculation methods.

DOCOMO Earnings Release	Three Months Ended June 30, 2013

ii. Segment Results

Mobile phone business—

With the aim of expanding our smartphone user base, we have been reinforcing our offerings of “devices,” “network” and “services,” which are the basic components of our business, and we have been delivering state-of-the-art services that are only available from us leveraging our proprietary “docomo cloud” technology.

«1. Expansion of Smartphone User Base»

<Devices>

•

Using the keywords “easy to understand and easy to choose,” we introduced “XperiaTM A SO-04E”*1 and “GALAXY S4 SC-04E,” both equipped with large-capacity battery and quad-core CPU for ultra-fast processing, as “DOCOMO’s Two Top” models.

•

As a new model of the “Raku-Raku PHONE” series, we announced the release of “Raku-Raku Smartphone 2” compatible with Xi (LTE*2 service) that enables high-speed and large-capacity transmission, which can be used with an affordable, dedicated flat-rate billing plan “Raku-Raku Pake-hodai” priced at ¥2,980 per month.

<Network>

•

We increased the number of base stations supporting maximum downlink speed of 75Mbps to 17,300, and expanded the coverage of ultra-high speed service that offers downlink speeds of up to 112.5Mbps to 130 cities nationwide, in an effort to further enrich the service areas of Xi network featuring high-speed and large-capacity access.

•

We accelerated the coverage roll-out on subway routes, including the Osaka Municipal Subway system. Also, as part of our efforts for improved convenience, we started the operation of Xi-enabled compact base station equipment that can cover areas that had previously been difficult to reach, such as mountain areas.

<Services>

•

We started offering two new service packages: the “Osusume Pack,” which provides a bundle of recommended services that allow users to use smartphone conveniently, such as “Sugotoku Content” (an assortment of popular content); and the “Anshin Pack,” a package of services designed to ensure worry-free use of smartphones. The subscriber base of “Anshin Pack” and “Osusume Pack” topped 1 million in June and July 2013, respectively.

As a result of the foregoing, the total number of smartphones sold in the three months ended June 30, 2013 reached 3.35 million units, and the total number of Xi subscriptions as of June 30, 2013 grew to 14.20 million.

DOCOMO Earnings Release	Three Months Ended June 30, 2013

«2. Creation of New Revenue Sources Leveraging “docomo cloud”»

•

We launched “dcreators” service, an online market for creative people where handmade items such as accessories or user-generated content such as novels or comics can be put up for sale or purchased. Meanwhile, we also strived to strengthen the content of our existing services, with the user base of 4.5 million as of June 30, 2013 for our video distribution platform, “dvideo.”

•

As part of our endeavors for the improvement of usage environment, we started at our nationwide docomo Shops and other outlets the sales of a Wi-Fi-dedicated tablet device, “dtab,” which is designed for easy access to “dvideo” and other content services.

•

As a functional enhancement of our “Photo Collection” service for storage of photographs and videos in “docomo cloud,” we added the “Facebook linkage capability” so that photographs posted on Facebook*3 can be incorporated and displayed on “Photo Collection.”

The total number of cellular subscriptions as of June 30, 2013 was 61.62 million, up 1.23 million compared to the number a year earlier, due to brisk smartphone sales. However, the competition with other carriers for the acquisition of net additions remained intense, and the impact of subscriber port-outs using the MNP system expanded. As a consequence, our cellular churn rate for the three months ended June 30, 2013 increased by 0.12 points from the same period of the previous fiscal year to 0.86%.

While voice revenues decreased by ¥67.1 billion due mainly to the impacts of penetration of the “Monthly Support” discount program and a decrease in MOU (Minutes Of Use), packet revenues increased by ¥7.5 billion due to an increase in the number of Xi subscriptions and a growth in the number of smartphone users as a result of our active sales promotion. Equipment sales revenues grew by ¥63.6 billion due to an increase in wholesale price per unit and an increase in the number of handsets sold to agent resellers.

As a result of the foregoing, operating revenues and operating income from the mobile phone business for the three months ended June 30, 2013, were ¥1,057.1 billion (an increase of ¥21.3 billion from the same period of the previous fiscal year) and ¥250.7 billion (a decrease of ¥20.1 billion from the same period of the previous fiscal year), respectively.

*1:	Xperia is a trademark or a registered trademark of Sony Mobile Communications AB.
*2:	Abbreviation for Long Term Evolution, a mobile communications standard specified by international standardization body 3GPP (3rd Generation Partnership Project).
*3:	Facebook is a trademark or a registered trademark of Facebook, Inc.

DOCOMO Earnings Release	Three Months Ended June 30, 2013

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	June 30, 2012	June 30, 2013	Increase (Decrease)
Cellular services	60,396	61,623	1,228	2.0%
Cellular (Xi) services	3,317	14,198	10,882	328.1
Cellular (FOMA) services	57,079	47,425	(9,654)	(16.9)
packet flat-rate services	36,983	39,057	2,075	5.6
i-mode services	40,336	30,689	(9,647)	(23.9)
sp-mode services	11,469	19,921	8,452	73.7

Notes:

1.	Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.
2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<Number of handsets sold and churn rate>

	Thousand units
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)
Number of handsets sold	5,167	5,393	226	4.4%
Cellular (Xi) services
New Xi subscription	464	860	396	85.4
Change of subscription from FOMA	686	2,021	1,336	194.9
Xi handset upgrade by Xi subscribers	48	396	348	725.2
Cellular (FOMA) services
New FOMA subscription	1,140	815	(325)	(28.5)
Change of subscription from Xi	4	16	12	328.2
FOMA handset upgrade by FOMA subscribers	2,826	1,284	(1,542)	(54.6)

Churn Rate	0.74%	0.86%	0.12 point	—

Results of operations are as follows:

<Results of operations>
	Billions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)
Operating revenues from mobile phone business	¥1,035.8	¥1,057.1	¥21.3	2.1%
Operating income from mobile phone business	270.8	250.7	(20.1)	(7.4)

DOCOMO Earnings Release	Three Months Ended June 30, 2013

All other businesses—

We have been engaged in providing various services in new business fields and pursuing collaborations with corporate partners aimed at the realization of a more fulfilling “Smart Life.”

«1. New Investments/Alliances Aimed for Service Expansion»

•

We acquired the majority ownership of Nihon Ultmarc Inc., a company that operates Japan’s largest medical database, toward the creation of new services that connect consumers with medical services through mobile devices.

•

To expand services and improve the communications quality in Guam and the Commonwealth of the Northern Mariana Islands, we wholly acquired MCV Guam Holding Corp., the largest cable television and Internet service provider in the region.

«2. Business Deployment by Subsidiaries»

•

docomo Healthcare, Inc. launched a health platform called “Watashi-move,” which delivers optimal service to each customer by storing and analyzing their personal health data captured by smartphones and other health appliances. docomo Healthcare also commenced a new health assistance service for women dubbed “Karada-no-kimochi,” which provides users with health-related advice based on the their daily biorhythm data or mental state.

•

mmbi, Inc., worked to construct an environment that facilitates the uptake of “NOTTV” mobile multimedia broadcasting service for smartphones by a greater number of users through service coverage expansion and increasing the variety of compatible handsets to 31 models. As a consequence, the total number of “NOTTV” subscriptions reached 1.22 million as of June 30, 2013.

As a result of the foregoing, operating revenues from all other businesses for the three months ended June 30, 2013 was ¥56.4 billion. Operating revenues from all other businesses accounted for 5.1% of total operating revenues.

On the other hand, operating expenses from all other businesses increased to ¥59.7 billion mainly due to increased costs for measures aimed to expand new business fields and consequently operating loss from all other businesses was ¥3.3 billion.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)
Operating revenues from all other businesses	¥36.5	¥56.4	¥20.0	54.8%
Operating income (loss) from all other businesses	(8.2)	(3.3)	4.9	60.0

DOCOMO Earnings Release	Three Months Ended June 30, 2013

iii. CSR Activities

In accordance with “the Medium-Term Vision 2015,” we have made unrelenting efforts for the construction of high-quality network, provision of stable services and creation of new values as a “Partner for a Smart Life.”

We believe it is our responsibility to contribute to building a society where everyone can live a safe, secure and comfortable life filled with richness, beyond borders and across generations through these business activities and we put CSR (corporate social responsibility) at the heart of our management agenda.

The principal actions undertaken in the three months ended June 30, 2013 are summarized below:

•

We enriched our “Mobile Phone Safety Class” program, an initiative undertaken to protect children from potential troubles arising from the use of mobile phones, by developing new educational tools aimed at using smartphones more safely and securely.

•

We took actions aimed at enhancing users’ awareness of smartphone usage manners, creating a logotype alerting the risks of using a smartphone while walking, and posting it on various advertisements and other publications.

•	We commenced the field trial of a disaster-resilient, environment-friendly “Green Base Station,” which can secure day-time battery from solar power generation, in Tokyo and other locations.

•

As part of the “Mirai-no-tane” initiative aimed at assisting the reconstruction and revitalization of Minamisanriku Town, Miyagi Prefecture, we started handling merchandise made of surplus wood of trees culled during thinning operations to maintain healthy forests on our “dshopping” online shopping platform.

iv. Trend of Capital Expenditures

We pursued efficient utilizations of our facilities and reduction of equipment procurement cost, while moving forward with investments required for roll-out of Xi service areas and facility buildup to accommodate the growth of data traffic.

As a result of the foregoing, the total amount of capital expenditures made during the three months ended June 30, 2013 decreased by 18.0% from the same period of the previous fiscal year to ¥145.4 billion.

<Capital expenditures>

	Billions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)
Total capital expenditures	¥177.4	¥145.4	¥(32.0)	(18.0)%
Mobile phone business	144.9	126.1	(18.8)	(13.0)
Other (including information systems)	32.5	19.4	(13.2)	(40.5)

DOCOMO Earnings Release	Three Months Ended June 30, 2013

(2) Financial Review

i. Financial Position

	Billions of yen
	June 30, 2012	June 30, 2013	Increase (Decrease)		(Reference) March 31, 2013
Total assets	¥6,747.7	¥7,094.7	¥346.9	5.1%	¥7,169.7
NTT DOCOMO, INC. shareholders’ equity	5,130.8	5,429.3	298.5	5.8	5,368.5
Liabilities	1,571.2	1,624.9	53.7	3.4	1,759.2
Including: Interest bearing liabilities	242.7	246.4	3.6	1.5	253.8

Shareholders’ equity ratio (1)	76.0%	76.5%	0.5 point	—	74.9%
Debt ratio (2)	4.5%	4.3%	(0.2) point	—	4.5%

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
	(2)	Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)
	(3)	The reported consolidated financial statements for the fiscal year ended March 31, 2013 have been revised for the retrospective application of equity method for an investee. Please see “3.(4) Retrospective application of equity method for an investee” on page 16.

ii. Cash Flow Conditions

For the three months ended June 30, 2013, net cash provided by operating activities was ¥241.6 billion, an increase of ¥67.9 billion (39.1%) from the same period of the previous fiscal year. This was mainly because of a decrease in payment of income taxes and an increase in cash inflows resulting from the collection of installment receivables from subscribers.

Net cash used in investing activities was ¥207.4 billion, an increase of ¥150.5 billion (264.7%) from the same period of the previous fiscal year. This was mainly due to a decrease in proceeds from redemption of short-term bailment for consumption to a related party.

Net cash used in financing activities was ¥135.7 billion, an increase of ¥8.4 billion (6.6%) from the same period of the previous fiscal year, mainly due to an increase of dividends paid.

As a result of the foregoing, the balance of cash and cash equivalents was ¥393.3 billion as of June 30, 2013, a decrease of ¥100.4 billion (20.3%) from the previous fiscal year end.

	Billions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)
Net cash provided by operating activities	¥173.7	¥241.6	¥67.9	39.1%
Net cash used in investing activities	(56.9)	(207.4)	(150.5)	(264.7)
Net cash provided by (used in) financing activities	(127.3)	(135.7)	(8.4)	(6.6)
Free cash flows (1)	116.8	34.2	(82.6)	(70.7)
Free cash flows excluding the effects of irregular factors (2), and changes in investments for cash management purposes (3)*	(30.1)	16.8	46.8	—

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
	(2)	Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period
	(3)	Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 19.

DOCOMO Earnings Release	Three Months Ended June 30, 2013

(3) Prospects for the Fiscal Year Ending March 31, 2014

Competition in Japan’s mobile telecommunications market is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings. Under these market conditions, we expect to post an increase in both operating revenues and operating income for the fiscal year ending March 31, 2014 for the previous fiscal year by taking various measures.

Operating revenues for the fiscal year ending March 31, 2014 are estimated to be ¥4,640.0 billion, an increase of ¥169.9 billion from the previous fiscal year. The reasons behind the expected increase in operating revenues include an increase in packet revenues as a result of our efforts to accelerate the migration to smartphones, an increase in equipment sales revenues by reinforcing smartphone sales and an increase in other operating revenues driven by the expansion of “dmarket” and other new business revenues, although mobile communications services revenues is expected to decrease due to the impacts of penetration of the “Monthly Support” discount program.

Operating expenses are estimated to be ¥3,800.0 billion, an increase of ¥167.1 billion from the previous fiscal year, primarily due to measures to increase the number of base station installations aimed for quality enhancement of Xi services, actions aimed for expanding future revenues, and an increase in cost of equipment sold due to increasing handset sales, although we continue efforts aimed at further cost efficiency.

As a result of the foregoing, operating income is estimated to be ¥840.0 billion, an increase of ¥2.8 billion from the previous fiscal year.

As we are not currently aware of any factor that may have a material impact on our projected results of operations, we have not revised our forecasts announced on April 26, 2013.

DOCOMO Earnings Release	Three Months Ended June 30, 2013

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Changes in Accounting Policies

None

DOCOMO Earnings Release	Three Months Ended June 30, 2013

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2013	June 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	¥493,674	¥393,304
Short-term investments	41,762	24,316
Accounts receivable	260,342	241,439
Receivables held for sale	638,149	662,070
Credit card receivables	194,607	201,787
Other receivables	289,849	285,245
Allowance for doubtful accounts	(16,843)	(14,691)
Inventories	180,736	183,423
Deferred tax assets	70,784	60,245
Prepaid expenses and other current assets	83,442	100,813

Total current assets	2,236,502	2,137,951

Property, plant and equipment:
Wireless telecommunications equipment	5,151,686	5,059,657
Buildings and structures	882,165	884,041
Tools, furniture and fixtures	532,506	543,332
Land	200,382	200,672
Construction in progress	127,592	145,626
Accumulated depreciation and amortization	(4,334,047)	(4,282,191)

Total property, plant and equipment, net	2,560,284	2,551,137

Non-current investments and other assets:
Investments in affiliates	474,502	489,282
Marketable securities and other investments	155,923	176,331
Intangible assets, net	691,651	677,488
Goodwill	217,640	231,875
Other assets	560,139	574,234
Deferred tax assets	273,084	256,355

Total non-current investments and other assets	2,372,939	2,405,565

Total assets	¥7,169,725	¥7,094,653

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥70,437	¥70,767
Short-term borrowings	12,307	4,628
Accounts payable, trade	705,724	647,264
Accrued payroll	55,961	41,199
Accrued interest	713	259
Accrued income taxes	135,418	75,050
Other current liabilities	150,300	173,708

Total current liabilities	1,130,860	1,012,875

Long-term liabilities:
Long-term debt (exclusive of current portion)	171,022	170,958
Accrued liabilities for point programs	140,855	121,590
Liability for employees’ retirement benefits	171,221	173,772
Other long-term liabilities	145,202	145,659

Total long-term liabilities	628,300	611,979

Total liabilities	1,759,160	1,624,854

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,609	732,506
Retained earnings	4,112,466	4,146,169
Accumulated other comprehensive income (loss)	(49,112)	(21,889)
Treasury stock	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,368,475	5,429,298
Noncontrolling interests	42,090	40,501

Total equity	5,410,565	5,469,799

Total liabilities and equity	¥7,169,725	¥7,094,653

DOCOMO Earnings Release	Three Months Ended June 30, 2013

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
Operating revenues:
Mobile communications services	¥809,465	¥749,856
Equipment sales	148,844	212,481
Other operating revenues	113,972	151,236

Total operating revenues	1,072,281	1,113,573

Operating expenses:
Cost of services (exclusive of items shown separately below)	231,597	251,041
Cost of equipment sold (exclusive of items shown separately below)	158,084	177,253
Depreciation and amortization	157,472	166,640
Selling, general and administrative	262,501	271,169

Total operating expenses	809,654	866,103

Operating income	262,627	247,470

Other income (expense):
Interest expense	(460)	(479)
Interest income	372	428
Other, net	2,275	5,065

Total other income (expense)	2,187	5,014

Income before income taxes and equity in net income (losses) of affiliates	264,814	252,484

Income taxes:
Current	78,740	79,078
Deferred	23,299	17,248

Total income taxes	102,039	96,326

Income before equity in net income (losses) of affiliates	162,775	156,158

Equity in net income (losses) of affiliates, net of applicable taxes	(843)	476

Net income	161,932	156,634

Less: Net (income) loss attributable to noncontrolling interests	2,366	1,375

Net income attributable to NTT DOCOMO, INC.	¥164,298	¥158,009

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	41,467,601	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,962.08	¥3,810.42

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
Net income	¥161,932	¥156,634
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(1,725)	11,264
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	6	(32)
Foreign currency translation adjustment, net of applicable taxes	21,735	15,902
Pension liability adjustment, net of applicable taxes	107	146

Total other comprehensive income (loss)	20,123	27,280

Comprehensive income	182,055	183,914

Less: Comprehensive (income) loss attributable to noncontrolling interests	2,301	1,318

Comprehensive income attributable to NTT DOCOMO, INC.	¥184,356	¥185,232

14

DOCOMO Earnings Release	Three Months Ended June 30, 2013

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
Cash flows from operating activities:
Net income	¥161,932	¥156,634
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	157,472	166,640
Deferred taxes	22,334	16,881
Loss on sale or disposal of property, plant and equipment	4,969	6,276
Equity in net (income) losses of affiliates	1,737	(298)
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	561,623	20,165
(Increase) / decrease in receivables held for sale	(502,024)	(23,921)
(Increase) / decrease in credit card receivables	(3,370)	(4,184)
(Increase) / decrease in other receivables	1,863	4,753
Increase / (decrease) in allowance for doubtful accounts	5,263	(2,293)
(Increase) / decrease in inventories	6,158	(2,396)
(Increase) / decrease in prepaid expenses and other current assets	(15,753)	(16,530)
(Increase) / decrease in non-current installment receivables for handsets	88,075	—
(Increase) / decrease in non-current receivables held for sale	(99,963)	(5,323)
Increase / (decrease) in accounts payable, trade	(130,217)	(5,880)
Increase / (decrease) in accrued income taxes	(72,731)	(60,633)
Increase / (decrease) in other current liabilities	17,369	21,311
Increase / (decrease) in accrued liabilities for point programs	(17,679)	(19,265)
Increase / (decrease) in liability for employees’ retirement benefits	2,332	2,433
Increase / (decrease) in other long-term liabilities	(6,507)	(544)
Other, net	(9,208)	(12,249)

Net cash provided by operating activities	173,675	241,577

Cash flows from investing activities:
Purchases of property, plant and equipment	(141,109)	(140,377)
Purchases of intangible and other assets	(72,883)	(66,462)
Purchases of non-current investments	(1,337)	(6,072)
Proceeds from sale of non-current investments	963	9
Acquisitions of subsidiaries, net of cash acquired	(339)	(8,611)
Purchases of short-term investments	(211,431)	(13,754)
Redemption of short-term investments	281,312	31,182
Proceeds from redemption of short-term bailment for consumption to a related party	90,000	—
Other, net	(2,040)	(3,309)

Net cash used in investing activities	(56,864)	(207,394)

Cash flows from financing activities:
Repayment of long-term debt	(15,007)	(4,390)
Proceeds from short-term borrowings	3,799	4,934
Repayment of short-term borrowings	(2,887)	(12,984)
Principal payments under capital lease obligations	(1,069)	(560)
Dividends paid	(113,793)	(121,665)
Other, net	1,680	(1,032)

Net cash provided by (used in) financing activities	(127,277)	(135,697)

Effect of exchange rate changes on cash and cash equivalents	925	1,144

Net increase (decrease) in cash and cash equivalents	(9,541)	(100,370)
Cash and cash equivalents at beginning of period	522,078	493,674

Cash and cash equivalents at end of period	¥512,537	¥393,304

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥111	¥10
Cash paid during the period for:
Interest, net of amount capitalized	860	933
Income taxes	151,197	136,692

15

DOCOMO Earnings Release	Three Months Ended June 30, 2013

(4) Notes to consolidated financial statements

Going Concern Assumption

None

Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

Segment Reporting

	Millions of yen
Three months ended June 30, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,035,828	¥36,453	¥1,072,281
Operating expenses	765,023	44,631	809,654

Operating income (loss)	¥270,805	¥(8,178)	¥262,627

	Millions of yen
Three months ended June 30, 2013	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,057,137	¥56,436	¥1,113,573
Operating expenses	806,397	59,706	866,103

Operating income (loss)	¥250,740	¥(3,270)	¥247,470

There were no transactions between the operating segments. DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

Retrospective application of equity method for an investee

As a result of an application of the equity method for DOCOMO’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively in accordance with Accounting Standards Codification 323 “Investments-Equity Method and Joint Ventures” issued by the Financial Accounting Standards Board. Consequently, the reported consolidated financial statements for the fiscal year ended March 31, 2013 have been revised in DOCOMO’s consolidated financial statements for this retrospective application.

The impacts on “Investments in affiliates,” “Marketable securities and other investments,” “Deferred tax assets,” “Non-current investments and other assets,” “Retained earnings,” “Accumulated other comprehensive income (loss)” and “NTT DOCOMO, INC. shareholders’ equity” in the consolidated balance sheet as of March 31, 2013 were ¥122,477 million, ¥(215,646) million, ¥34,069 million, ¥(59,100) million, ¥(4,607) million, ¥(54,493) million and ¥(59,100) million, respectively.

The impacts on “Other income (expense),” “Income before income taxes and equity in net income (losses) of affiliates,” “Income taxes,” “Equity in net income (losses) of affiliates, net of applicable taxes,” “Net income” and “Net income attributable to NTT DOCOMO, INC.” on the consolidated income statement for the year ended March 31, 2013 were ¥(8,316) million, ¥(8,316) million, ¥(2,977) million, ¥732 million, ¥(4,607) million and ¥(4,607), respectively.

“Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” for the year ended March 31, 2013 was ¥(111.09).

16

DOCOMO Earnings Release	Three Months Ended June 30, 2013

4. Appendices

(1) Operating Data for 1st Quarter of the Fiscal Year Ending March 31, 2014

		First Quarter (Apr. - Jun. 2012) Results	First Quarter (Apr.-Jun. 2013) Results	[Ref.] Fiscal Year Ended Mar. 31, 2013 Full-year Results	[Ref.] Fiscal Year Ending Mar. 31, 2014 Full-year Forecasts
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	60,396	61,623	61,536	63,390
Xi	thousands	3,317	14,198	11,566	25,300
FOMA (1)	thousands	57,079	47,425	49,970	38,090
Communication Module Service	thousands	2,457	3,204	3,169	—
Prepaid Subscriptions	thousands	182	89	158	—
Packet Flat-rate Services Subscriptions	thousands	36,983	39,057	38,704	—
Net Increase from Previous Period (2)	thousands	266	87	1,407	1,850
Xi	thousands	1,092	2,632	9,341	13,730
FOMA (1)	thousands	(825)	(2,545)	(7,935)	(11,880)
Churn Rate (2)%		0.74	0.86	0.82	—
Number of Handsets Sold (3)	thousands	5,167	5,393	23,555	—
i-mode Subscriptions	thousands	40,336	30,689	32,688	24,030
sp-mode Subscriptions	thousands	11,469	19,921	18,285	27,160
i-channel Subscriptions	thousands	15,613	12,918	13,815	—
i-concier Subscriptions	thousands	6,443	9,307	8,868	—
DCMX Subscriptions (4)	thousands	13,127	14,532	13,845	14,623
ARPU and MOU
Aggregate ARPU (FOMA) (5) (6)	yen/month/subscription	4,930	4,610	4,840	4,570
Voice ARPU (7)	yen/month/subscription	1,900	1,470	1,730	1,340
Packet ARPU (6)	yen/month/subscription	2,660	2,680	2,690	2,720
Smart ARPU	yen/month/subscription	370	460	420	510
MOU (8)	minute/month/subscription	119	109	117	—

*	Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 18, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions include in the number of FOMA subscribers.
(2)	Data are calculated including communication module services subscriptions.
(3)	Sum of new subscriptions, change of subscription from FOMA to Xi, Xi to FOMA, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers.
(4)	Inclusive of DCMX mini subscriptions
(5)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”
(6)	With the introduction of “Smart ARPU” in the second quarter of the fiscal year ended March 31, 2013, “Aggregate ARPU” contains “Smart ARPU”.

In addition, some elements revenues from content and other services inclueded in conventional “Packet ARPU” for the fiscal year ended March 31, 2013 Three months (April to June 2012) results have been retroactively reclassified into “Smart ARPU”. The impact of the reclassification of the period is 90 yen.

(7)	Inclusive of circuit-switched data communication
(8)	Data are calculated excluding subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”

17

DOCOMO Earnings Release	Three Months Ended June 30, 2013

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes Of Use): Average monthly communication time per subscription.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU
- Voice ARPU :	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions
- Packet ARPU :	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions
- Smart ARPU :	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii.	Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

18

DOCOMO Earnings Release	Three Months Ended June 30, 2013

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Billions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
a. EBITDA	¥425.1	¥420.4

Depreciation and amortization	(157.5)	(166.6)
Loss on sale or disposal of property, plant and equipment	(5.0)	(6.3)

Operating income	262.6	247.5

Other income (expense)	2.2	5.0
Income taxes	(102.0)	(96.3)
Equity in net income (losses) of affiliates	(0.8)	0.5
Less: Net (income) loss attributable to noncontrolling interests	2.4	1.4

b. Net income attributable to NTT DOCOMO, INC.	164.3	158.0

c. Operating revenues	1,072.3	1,113.6

EBITDA margin (=a/c)	39.6%	37.8%
Net income margin (=b/c)	15.3%	14.2%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
ii. ROCE after tax effect
	Billions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
a. Operating income	¥262.6	¥247.5
b. Operating income after tax effect {=a*(1-effective tax rate)}	162.6	153.2
c. Capital employed	5,346.3	5,648.9

ROCE before tax effect (=a/c)	4.9%	4.4%
ROCE after tax effect (=b/c)	3.0%	2.7%

Notes:  Capital employed = Two period ends average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

The effective tax rate for the year ended June 30, 2012 and 2013 was 38.1%.

iii. Free cash flows excluding irregular factors and changes in investments for cash management purposes
	Billions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥(30.1)	¥16.8

Irregular factors (1)	(13.0)	—
Changes in investments for cash management purposes (2)	159.9	17.4

Free cash flows	116.8	34.2

Net cash used in investing activities	(56.9)	(207.4)
Net cash provided by operating activities	173.7	241.6

Note:	(1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2)    Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

19

DOCOMO Earnings Release	Three Months Ended June 30, 2013

5. Special Note Regarding Forward-Looking Statements

This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)	Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs or an inability to reduce expenses as expected.

(2)	If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)	The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)	Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10)	Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)	Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

20

NTT docomo

Results for the First Three Months of the Fiscal Year Ending March 31, 2014

July 26, 2013

I FY2013/1Q Results Highlights

II Actions for Boosting Competitiveness

III Actions for Further Growth

1

FY2013/1Q Results Highlights

U.S. GAAP

- **Recorded year-on-year increase in operating revenues, but a decrease in operating income**
- **No. of smartphone/Xi LTE users increased remarkably**

Operating revenues : ¥1,113.6 billion (Up 3.9% year-on-year)
Operating income : ¥247.5 billion (Down 5.8% year-on-year)

【Results Highlights】

- Packet revenues* : ¥474.9 billion (Up 1.6% year-on-year)
- Total handsets sold: 5.39 million (Up 4.4% year-on-year)
- No. of smartphones sold: 3.35 million (Up 34.4% year-on-year)
- Xi subscriptions: 14.20 million (4.3-fold from Jun. 30, 2012)

◆ Consolidated financial statements in this document are unaudited
*: Definition of items comprising packet revenues was changed beginning with the financial result presentation for FY2012

2

Selected Financial Data

U.S. GAAP

(Billions of yen)

Operating revenues

Operating expenses

Operating income

Net income attributable to NTT DOCOMO, INC.

EBITDA margin (%)*1

Capital expenditures

Free cash flow *1*2

FY2012

Apr-Jun (1)

1,072.3

809.7

262.6

164.3

39.6

177.4

-30.1

FY2013

Apr-Jun (2)

1,113.6

866.1

247.5

158.0

37.8

145.4

16.8

Changes

(1)->(2)

+41.3

+56.4

-15.2

-6.3

-1.8

-32.0

+46.8

*1: For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp

*2: at Adjusted maturity free and cash disposals flows exclude of financial the instruments effects of uncollected held for cash revenues management due to bank purposes holidays with at original the end maturities of the period of longer and than changes three in months investment . derived from purchases, redemption

3

Key Factors Behind YOY Changes in Operating Income

U.S. GAAP

Increase in equipment sales revenues: Up \63.6 billion

Increase in mobile communications services revenues *1*3: Up \10.5 billion

\262.6 billion

Increase in other operating revenues*3: Up \37.3 billion

Impact of “Monthly Support” discounts: Down \70.2 billion

Increase in equipment sales expenses*2: Up \22.6 billion

Increase in depreciation/amortization, loss on disposal of property, plant, equipment & intangible assets: Up \13.6 billion

Increase in other expenses: Up \20.3 billion

\247.5 billion

Operating revenues:

Up \41.3 billion

FY12/1Q

Operating expenses:

Up 56.4 billion

FY13/1Q

*1: Excluding impact of “Monthly Support” discounts *2: Sum of cost of equipment sold and commissions to agent resellers

*3: Definitions of some operating revenues items were changed beginning with FY2012 financial results presentation.

4

Total Handset/Smartphone Sales

Total handsets and smartphones sales both recorded year-on-year increase

Percentage of smartphones to total sales continued to rise

Total handsets sold

Smartphones sold

5.17

2.49

Percentage of

smartphones to

total sales:

48.3%

FY12/1Q

Up 4.4%

Up 34.4%

5.39

3.35

Percentage of

smartphones to

total sales:

62.2%

FY13/1Q

(Million units)

5

No of Smartphone Users/ Xi LTE Subscriptions

Smartphone user base expanded to over 20 million

Percentage of Xi LTE users to total smartphone users exceeded 60%

(Million subs) (Million subs)

Approx. 20.5 14.20 Up approx. 70% Up 4.3-fold

Approx. 12.0

% of Xi LTE users:

Approx. 60% 3.32

% Approx of Xi LTE . 18% users:

Jun. 30, 2012 Jun. 30, 2013 Jun. 30, 2012 Jun. 30, 2013

Smartphone users Xi LTE subscriptions

6

Packet Revenues/Smart ARPU

Packet revenues and smart ARPU recorded year-on-year increase as a result of expanded uptake of smartphones and Xi LTE service

(Billions of yen) (Yen)

Up 7.9% YOY Up 24.3% YOY

511.3 460

473.8

370

“Monthly After “Monthly After Support” discounts: discounts: Support” 474.9 467.4

FY12/1Q 2Q 3Q 4Q FY13/1Q FY12/1Q 2Q3Q4Q FY13/1Q

Packet revenues

(before subtracting “Monthly Support” discounts) Smart ARPU

* : Definition of items comprising packet revenues was changed beginning with the financial result presentation for FY2012

7

Net Additions/Churn Rate

Struggled with the acquisition of net additions

release MNP port of- outs “Two and Top” churn smartphone rate showing models signs of recovery after the

(Subscriptions)

266,000

87,000

FY12/1Q FY13/1Q

Net additions

+50,000 Port-ins

-50,000

Port-outs

-150,000

-250,000 Net MNP performance

Apr May Jun

MNP Port-in/out

(%)

1

0.5

FY12/1Q: 0.74 FY13/1Q: 0.86

0

Apr May Jun

FY2012 actual FY2013 actual

Churn Rate

8

I FY2013/1Q Results Highlights

II Actions for Boosting Competitiveness

III Actions for Further Growth

9

FY2013 Business Management Policies

“Become a Smart Life Partner”

Convenience/

Safety/Security Enjoyment/Pleasure Fulfillment/Efficiency

Mobile business New businesses

Brush up on basic elements Enrich cloud-based services

Further expand user base Expand new revenue sources

Devices Network Services

“Two Top” models Xi LTE coverage “dmarket” new services and other recording brisk sales expanding steadily off to a good start

Reinforcement of management foundation through structural reform

10

“Two Top” Models: Sales Performance

Both models recording brisk sales

XPERIA A facilitating upgrade from feature phones GALAXY S4 stimulating replacement from smartphones

TM SO-04E SC-04E Approx. 1.1 million units Approx. 550,000 units after release on May 17, 2013 after release on Mary 23, 2013

New New Replacement from Replacement smartphone

Upgrade from from Upgrade from feature phone: smartphone: feature phone Approx. 62% Approx. 50%

Market share ranking of mobile phones sold at mass retailers (by GfK Japan)*:

Of the total 10 week after release,

No. 1 for 9 weeks

6 weeks from May 13 – Jun. 23, 2013, & 3 weeks from July 1- 21

*Market share ranking calculated by the number of models sold in a week based on a survey of cumulative number of mobile handsets sold at major mass retailers across Japan by GfK Japan

11

Effects of “Two Top” Strategy

Encourage subscriber migration to smartphones through improved customer satisfaction

Improved

customer satisfaction

Easy-to-understand, and

easy-to-choose

Compelling models catered

to user requirements

Affordable prices

Port-out of feature phone

“Two Top” effects

Migrations to smartphone*:

Up 23%

users*: Down 32%

Shortened staff response

time, customer wait time

Lower procurement costs

* Comparison for the periods before (May 1-16. 2013) and after (Jun. 1-16, 2013) the release of “Two Top” models

12

Stepped-Up Promotional Measures

ドコモ スマートフォン

Efficiency Improvement of Shop Counter Operations

Improve efficiency of shop counter operations and strengthen online customer service to reduce customer waiting time


20%
10%
0%
Down 30%
FY12
FY13 (target)

% of cases with 30 minutes+ waiting time at shop counters

Improve shop counter operations

- Improve acceptance efficiency through the use of tablet devices
- Simplify handset replacement procedures*

Tablet-based acceptance system



* For customers in a hurry or upon request

Strengthen online customer service

- "Sumaho Onayami Support Menu" (Online trouble-shooting portal for smartphone)
  Visitors: 7.24 million/month
- "Smartphone Anshin Remote Support"
  Subscriptions: 3.63 million
- Online handset repair acceptance
  (Started July 24, 2013)

* Numbers are as of Jun. 30, 2013

14

Xi LTE Service: “Strong.” Campaign

Steadily increased deployment of Xi base stations

150Mbps service, fastest in Japan, planned for launch

Double no. of Xi LTE base stations (planned)

Mar. 31, 2014 (planned):

50,000

June 2013:

Approx. 30,000

March 2013:

24,400

75Mbps–enabled base stations

Sept. 30, 2013 25,000 (planned): June 17,300 2013:

March 2013

6,800

112.5 Mbps service areas

Sept. 30, 2013 (planned):

150 cities

June 2013:

130 cities

March 2013:

33 cities

150Mbps service planned for launch in late October 2013*

Service areas to be expanded progressively thereafter

* Service to be launched in Tokyo, Nagoya and Osaka regions

docomo LTE Xi

Third-Party LTE Quality Survey Results

DOCOMO ranked No. 1 in both coverage and speed in a survey covering record-high 2,147 points

Nikkei BP Consulting
"2nd Nationwide LTE/4G Area Survey"


LTE area coverage
98.6%
97.8%
84.4%
80.4%
93.9%
25.00 Mbps
21.77Mbps
12.37Mbps
21.36Mbps
11.87Mbps
Average downlink speed
Xperia A
HTC J One
iPhone 5
AQUOS PHONE Xx
iPhone5
NTT docomo
au
SoftBank

- DOCOMO has the most extensive coverage of high-rise buildings, observatories
- Only DOCOMO provides LTE coverage in all five World Heritage sites around Mt. Fuji/Miho-no-Matstubara

Results of a large-scale LTE area survey covering record-high 1,793 locations (total 2,147 survey points) nationwide (by Nikkei BP Consulting)
* Survey period: Jun. 26-Jul. 15, 2013 * Area coverage: The percentage of locations where LTE connection was provided among the total 2,147 points surveyed
* Average downlink speed: The average download speed of each model at locations where LTE data connection was established.
Transmission speed measurements were performed using the "RBB TODAY SPEED TEST" application.

16

docomo LTE

LTE Coverage in Mt. Fuji Area

Commenced LTE service in Mt. Fuji area (from July 11, 2013)


Only DOCOMO provides LTE connections at Mt. Fuji summit and all four climbing paths to summit*
<LTE service areas>
• Mt. Fuji summit
• Yoshida-guchi trail (Trail entrance, climbing path & mountainside cabins)
• Subashiri-guchi trail (Trail entrance, climbing path & mountainside cabins)
• Gotenba-guchi trail (Trail entrance, climbing path & mountainside cabins)
• Fujinomiya-guchi trail (Trail entrance, climbing path & mountainside cabins)
*Based on NTT DOCOMO's internal survey (Jun. 28-Jul. 11, 2013)

17

ドコモクラウド

"dmarket": Updates

Combined subscriptions to "dmarket" (3 stores) approaching 7 million

Total "dmarket" transactions: **¥12.7 billion**

(Up 3.1-fold year-on-year)


"dvideo"
4.46 million subs
FY11/3Q
4Q
FY12/1Q
2Q
3Q
4Q
FY13/1Q


"dhits"
1.25 million subs
FY12/2Q
3Q
4Q
FY13/1Q


"danime store"
810,000 subs
FY12/2Q
3Q
4Q
FY13/1Q

18

Other Services: Updates

Steadily increased variety of smartphone-enabled services

“docomo Service Pack”

“Osusume Pack” “Anshin Pack”

In 70 days after launch: In 70 days after launch:

1.1 million subs 1.8 million subs

“Karada-no-kimochi”

(Health service targeting women)

After launch in April 2012:

1.3 million subs In 50 days after launch:

130,000 subs

* Numbers are as of July 23, 2013

Future Action Plans

Boost DOCOMO’s competitiveness even further

Devices

satisfaction Further improvement

Pursue greater comfort

3-day handset use without battery recharge

Network

robust Fastest network and

Xi LTE: “Strong.”

150Mbps service launch

Services

expansion Further of “dmarket”

Travel

Fashion

Learning/Education

I FY2013/1Q Results Highlights

II Actions for Boosting Competitiveness

III Actions for Further Growth

Become a Smart Life Partner

Assist customers with their everyday needs

- Established Smart-life Business Division (July 1, 2013) to step up actions

Bring Smart Life into reality

Convenience/ fulfillment/efficiency Enjoyment/pleasure Safety/security

Customer

Become a Smart Life Partner

Media/content Commerce Finance/payment others (Total 8 business areas)

Smartphone

New Business Revenues: Progress

Revenues from new business domains growing steadily toward full-year target of \700 billion

(Billions of yen)

Full-year target: Approx. \140 Media/content FY13/1Q actual: Approx. 30 Approx. 160

Commerce

Approx. 35

Approx. 220

Finance/payment

Approx. 55

Approx. 180

Others

Approx. 30

FY2013/1Q new business revenues (total):

Approx. \150 billion

Reinforcement of Management Foundation

Structural reform programs showing favorable progress

FY12 FY13/1Q FY13

Cost

reduction \50 billion

\22 billion

\160 billion

FY13: \110 billion

*Cost reduction compared to the level of FY2011

Sweeping Review of

Business Operations

Established Structural Reform Office (July 1, 2013)

Drastic shift of managerial resources

Objectives

Reinforce customer front to boost both consumer & enterprise marketing capabilities

Review HQ responsibilities to speed up strategy development

Radical shift of human resources to new business domains

Customer front

Boost marketing capabilities

Meticulous network construction

New Mobile business businesses

Integrate all Reinforce strategy planning organizational activities under HQ structure

Before Closing…

1. “Two Top” strategy delivered tangible results, successfully expanding the smartphone user base.

2. Packet revenues recorded steadfast growth.

“dmarket” and other new business revenues increasing at a quick pace.

3. Strengthen promotional measures with the aim of improving net adds performance.

4. Got off to a good start toward full-year operating income target of Ą840 billion, both in terms of expanding revenue sources and cost reduction

NTT docomo

Appendices

Operating Revenues

U.S.

GAAP

(Billions of yen)

4,640.0

1,072.3

1,113.6

FY2012/1Q FY2013/1Q FY2013 (full—year

forecast)

Mobile communications services revenues 809.5 749.9 2,990.0

Other operating revenues 114.0 151.2 664.0

Equipment sales revenues 148.8 212.5 986.0

“International services revenues” are included in “Mobile communications services revenues”

Operating Expenses U.S.

(Billions of yen) GAAP

3,800.0

809.7 866.1

FY2012/1Q FY2013/1Q FY2013 (Full—year

forecast)

Personnel expenses 71.8 72.0 292.0

Taxes and public duties 9.8 10.0 38.0

Depreciation and amortization 157.5 166.6 725.0

Loss on disposal of property, plant and 9.7 14.1 60.0

equipment and intangible assets

Communication network charges 54.4 53.1 185.0

Non- personnel expenses 506.5 550.3 2,500.0

(Incl) Revenue- linked expenses 263.7 292.8 1349.0

(Incl) Other non- personnel expenses 242.8 257.5 1151.0

Revenue linked expenses: Cost of equipment sold + commissions to agent resellers + loyalty program expenses 30

Capital Expenditures

FY2012/1Q FY2013/1Q FY2013 (Full—year

forecast)

Mobile phone business (LTE) 40.3 72.3 356.0

Mobile phone business (FOMA) 66.5 21.8 70.0

Mobile phone business (other) 38.1 32.0 139.0

Other (information systems, etc) 32.5 19.4 136.0

U.S. GAAP

(Billions of yen)

700.0

700 600 500 400

300

177.4 200 145.4

100

-

Operational Results and Forecasts

FY2012/1Q FY2013/1Q Changes FY2013

(1)(2)(1) ? (2) Full-year forecast

Number of subscriptions (thousands) 60,396 61,623 1,228 63,390

FOMA 57,079 47,425 -9,654 38,090

Xi 3,317 14,198 10,882 25,300

i-mode 40,336 30,689 -9,647 24,030

sp-mode 11,469 19,921 8,452 27,160

Communication module service 2,457 3,204 747 3,690

Net additional subscriptions (thousands) 266 87 -179 1,850

Total handsets sold 5,167 5,393 226 -

Handsets sold New Xi subscription 464 860 396 -

(thousands) Change of subscription

Xi from FOMA 686 2,021 1,336 -

Cellular (Including Xi handset upgrade by Xi

handsets sold subscribers 48 396 348 -

without New FOMA subscription 1,140 815 -325 -

phone involving sales FOMA Change of subscription 4 16 12 -

by DOCOMO) from Xi

FOMA handset upgrade 2,826 1,284 -1,542 -

by FOMA subscribers

Churn rate (%) 0.74 0.86 0.12 -

Aggregate ARPU (yen) 4,930 4,610 -320 4,570

Voice ARPU (yen) 1,900 1,470 -430 1,340

Packet ARPU (yen) 2,660 2,680 20 2,720

Smart ARPU (yen) 370 460 90 510

MOU (minutes) 119 109 -10 -

Principal Services: Miscellaneous Data

FY2012/4Q FY2013/1Q Changes

(1)(2)(1) (2)

dmarket

dvideo subscriptions (Millions) 4.13 4.46 0.33

dhits subscriptions (Millions) 0.52 1.25 0.73

danime store subscriptions (Millions) 0.34 0.81 0.47

dmusic cumulative downloads (Millions) 20.85 23.72 2.87

dbook cumulative downloads (Millions) 136.13 151.36 15.23

docomo Service Pack

Osusume Pack subscriptions (Millions) 0.84

Anshin Pack subscriptions (Millions) 1.36

Other new businesses

Karada-no-komochi subs (Millions) 0.06

NOTTV subscriptions (Millions) 0.68 1.22 0.54

Aggregate ARPU/MOU

: Voice ARPU : Packet ARPU : Smart ARPU

(Yen)

4,930 4,870 4,850

4,670 4,610

370 4,570 390 420 460 460 510

2,660 2,670 2,720

2,690 2,680

2,720

1,900 1,810 1,710

1,520 1,470 1,340

FY12/1Q 2Q 3Q 4Q FY13/1Q FY13 (full-year

forecast)

MOU

(Minutes) 119 119 118 110 109

For an explanation regarding the definition and calculation methods of ARPU and MOU, please see slide “Definition and Calculation Methods of ARPU and MOU” in this document

ARPU data contained in this document are calculated based on the new ARPU definition 34

Aggregate ARPU

(Exclusive of “Monthly Support” Impact)

Voice ARPU (Excl. “Monthly Support” impact) Packet ARPU (Excl. “Monthly Support” impact) Smart ARPU

“Monthly Support” impact on voice ARPU “Monthly Support” impact on packet ARPU

5,240 5,180 5,190 5,270 5,110 5,160 (390) (510) (580) (700) (180) (290) 370 390 420 460 460 510 (40) (80) (110) (170) (210) (260)

2,700 2,750 2,830

2,860 2,890 2,980

(140) (210)

(280)

(340) (370) (440) 2,040 2,020 1,990 1,860 1,840 1,780

(Yen)

FY12/1Q 2Q 3Q 4Q FY13/1Q FY13 (full-year forecast)

Smart ARPU is not impacted by “Monthly Support” * Numbers in parentheses indicate impact of “Monthly Support” discounts discounts

ARPU data contained in this document are calculated based on the new ARPU definition

For an explanation of ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU “ in this document

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. b. MOU (Minutes of Use): Average monthly communication time per subscription.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU: Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active subscriptions

- Packet ARPU: Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active subscriptions

- Smart ARPU: A part of other operating revenues (revenues from content services, proxy bill collection commissions,

mobile phone insurance service, advertising and others) / No. of active subscriptions

iii. Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note: Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

Billions of yen

	Three months ended June 30, 2012	**Three months ended June 30, 2013**
a. EBITDA	¥ 425.1	**¥420.4**
Depreciation and amortization	(157.5)	**(166.6)**
Loss on sale or disposal of property, plant and equipment	(5.0)	**(6.3)**
Operating income	262.6	**247.5**
Other income (expense)	2.2	**5.0**
Income taxes	(102.0)	**(96.3)**
Equity in net income (losses) of affiliates	(0.8)	**0.5**
Less: Net (income) loss attributable to noncontrolling interests	2.4	**1.4**
b. Net income attributable to NTT DOCOMO, INC.	164.3	**158.0**
c. Operating revenues	1,072.3	**1,113.6**
EBITDA margin (=a/c)	39.6%	**37.8%**
Net income margin (=b/c)	15.3%	**14.2%**

Note : EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes

Billions of yen

	Three months ended June 30, 2012	**Three months ended June 30, 2013**
"Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes"	(¥ 30.1)	**¥ 16.8**
Irregular factors (1)	(13.0)	**-**
Changes in investments for cash management purposes(3)	159.9	**17.4**
Free cash flows	116.8	**34.2**
Net cash used in investing activities	(56.9)	**(207.4)**
Net cash provided by operating activities	173.7	**241.6**

Note: (1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.
(2) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

37

NTT docomo

Special Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile

Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs or an inability to reduce expenses as expected.

(2) If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3) The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7) Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

(8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10)Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration,

hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service,

disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Company names, product names, service names, logos and brands included in this document are the trademarks or registered trademarks of NTT DOCOMO, INC. or their respective organizations.

iPhone is a trademark of Apple Inc.

The iPhone trademark is used under a license from Aiphone K.K.